[DAVIES WARD PHILLIPS & VINEBERG LLP LETTERHEAD]

April 6, 2007	625 Madison Avenue 12th Floor New York NY 10022	Tel 212 308 8866 Fax 212 308 0132 www.dwpv.com

Gerald D. Shepherd Dir 212 588 5540 gshepherd@dwpv.com
File No. 113642-218818

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F. Street, N.E.
Washington, D.C. 20549-3628

Attention:	Julia E. Griffith, Esq. Special Counsel

Re:	Cumberland Resources Ltd. Schedule TO-T Filed by Agnico-Eagle Mines Limited and Agnico-Eagle Acquisition Corporation File Number 005-50588
Form F-10 Filed by Agnico-Eagle Mines Limited File Number 333-141229 Filed on March 12, 2007

Dear Ms. Griffith:

        On behalf of Agnico-Eagle Mines Limited ("Agnico-Eagle"), a corporation incorporated under the laws of the Province of Ontario, and Agnico-Eagle Acquisition Corporation (together with Agnico-Eagle, the "Offerors"), a corporation incorporated under the laws of the Province of British Columbia and a wholly-owned subsidiary of Agnico-Eagle, set forth below are the responses of the Offerors to comments of the staff of the Division of Corporation Finance (the "Staff") regarding their filings referenced above (the "Agnico-Eagle Schedule TO" and the "Agnico-Eagle Form F-10", respectively), which you delivered in a letter dated March 30, 2006. In order to address certain of the Staff's comments, the Offerors are filing an amendment to the Agnico-Eagle Schedule TO (the "Amended Agnico-Eagle Schedule TO").

        For your convenience, the text of the Staff's comments is set forth below and is followed by the Offerors' responses to such comments. Capitalized terms in the Agnico-Eagle Schedule TO and used in the following response without definition shall have the meanings specified in the Agnico-Eagle Schedule TO.

General

1.
Please tell us the percentage of the company's security holders you believe to be U.S. persons. We note your disclosure that the issuer is permitted to prepare an offering document pursuant to MJDS that is in accordance with the Canadian disclosure requirements. Please clarify whether you are availing yourself of this option. If you are not filing pursuant to Rule 14d-1(b)(1), please delete the first paragraph on page iv or clarify that you are complying with the disclosure and other requirements of the U.S. federal tender offer rules.

          The Offerors respectfully advise the Staff that the Offerors did not rely upon the exemptions from certain provisions of Regulation 14D and Regulation 14E permitted by Rule 14d-1(b) because the Offerors had actual knowledge that the percentage of Cumberland Shares held by Shareholders who are U.S. holders was not less than forty percent (40%). As a result, the Offerors are conducting the tender offer in accordance with Regulation 14D and Regulation 14E and, in connection therewith, have filed a Schedule TO with the SEC (rather than a Schedule 14D-1F).

          Under the U.S.-Canadian multijurisdictional disclosure system ("MJDS") applicable to offerings of securities, however, Agnico-Eagle is eligible to register the Agnico-Eagle Shares being offered to Shareholders in exchange for their Cumberland Shares on Form F-10. The Offer and Circular filed as an exhibit to the Agnico-Eagle Schedule TO and the Form F-10 registration statement comprises both the disclosure document with respect to the Offer and the prospectus with respect to the offering of Agnico-Eagle Shares pursuant to the Offer. The Offerors respectfully advise the Staff that the legend set forth in the first paragraph on page iv of the Offer and Circular was included in accordance with Item 3 of Part I of Form F-10 with respect to informational legends and addresses the fact that the offering of Agnico-Eagle Shares pursuant to the Offer is being conducted under MJDS.

          In order to address the Staff's comment, the Amended Agnico-Eagle Schedule TO clarifies that the Offer is being conducted pursuant to the disclosure and other requirements of the U.S. federal tender offer rules.

2.
We note that the Form F-10 filed in connection with the transaction is not effective. To the extent you are relying on Rule 162 to commence the offer prior to effectiveness of the registration statement, please provide the appropriate legend. See Question I.E.2 of the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations.

          Agnico-Eagle respectfully advises the Staff that the Agnico-Eagle Form F-10 — Registration Statement has now become effective pursuant to Rule 467(a) under the Securities Act of 1933, as amended (the "Securities Act"). Agnico-Eagle further respectfully advises the Staff that the effectiveness of the Agnico-Eagle Form F-10 was delayed in accordance with Rule 467(b) under the Securities Act for the sole reason that Agnico-Eagle was unable to obtain the written consent of Yves Galarneau as required by paragraph (5) of Item 1 of Part II of Form F-10 at the time of the filing of the Agnico-Eagle Form F-10 Registration Statement. The content of the Offer and Circular included as exhibits to the Agnico-Eagle Schedule TO and the Agnico-Eagle Form F-10 Registration Statement were, in fact, final at the time of the respective filings and were not subject to completion or amendment. However, the Agnico-Eagle Form F-10 Registration Statement was incomplete at the time of the filing thereof because Mr. Galarneau was out of the country at the time of the filing and, therefore, was unable to provide his consent. Mr. Galarneau's consent has now been filed as an exhibit to the Agnico-Eagle Form F-10 Registration Statement, and, as noted, the registration statement has become effective.

          The Offerors respectfully advise the Staff that they did not include the legend to the effect that the information in the Offer and Circular was subject to completion or amendment because, as noted above, those documents were in final form at the time of the filings. The Offerors further respectfully submit that it would now be moot to include a legend to the effect that the Agnico-Eagle shares may not be sold until the registration statement has become effective because, as noted above, the registration statement is now effective.

Schedule TO-T

3.
Item 1016(h) of Regulation M-A requires the filing of tax opinions related to the transaction as an exhibit to the Schedule TO. We note the receipt of a tax opinion related to the Canadian tax consequences. Please file.

          The Offerors respectfully advise the Staff that no written tax opinion has been delivered, or will be delivered, by Davies Ward Phillips & Vineberg LLP with respect to the Offer. We therefore respectfully submit that there is no tax opinion required to be filed pursuant to Item 1016(h) of Regulation M-A. The Offerors also respectfully advise the Staff that the statement regarding the "opinion of Davies Ward Phillips & Vineberg LLP" in the disclosure in Section 20 of the Circular regarding material Canadian federal income tax considerations has been drafted in a manner consistent with Canadian practice with respect to take-over bids. Under customary Canadian take-over bid practice, an offeror's legal counsel does not deliver a written opinion with respect to Canadian tax consequences although the disclosure document regarding the offer states that it is the "opinion" of such legal counsel that the summary of certain Canadian federal income tax considerations describes the material Canadian tax consequences of the transaction generally applicable to tendering shareholders.

Offer to Purchase
Cover Page

4.
We note your statement that the Agnico-Eagle shares are listed on the NYSE and on the Toronto Stock Exchange. We also note the disclosure two paragraphs later that you will apply for listing for the shares offered. Please clarify the status of your application for exchange listing for both exchanges.

          The Offerors hereby supplementally advise the Staff that on March 9, 2007 the TSX approved for listing the Agnico-Eagle Shares offered to Shareholders pursuant to the Offer, subject to the receipt from Agnico-Eagle within five business days of the take up of Cumberland Shares pursuant to the Offer of the following: written confirmation of the exact number of Agnico-Eagle Shares issuable or issued pursuant to the Offer; a written opinion of counsel; and an additional listing fee. The Offerors also hereby supplementally advise the Staff that on March 12, 2007 Agnico-Eagle applied to the NYSE to list the Agnico-Eagle Shares offered to Shareholders pursuant to the Offer and that on March 26, 2007 the NYSE approved for listing such Agnico-Eagle Shares, subject to the receipt by the NYSE of all final original documents with respect to the Offer.

Summary Term Sheet, page 1

5.
The summary term sheet should include the most material terms of the transaction. Your statement that it includes "important and material terms" implies that some material terms may have been excluded from the summary term sheet. Please delete the word "important".

          In the Amended Agnico-Eagle Schedule TO, the Offerors have deleted the word "important" in the "Summary Term Sheet" on page 1 of the Offer in order to address the Staff's comment.

Currency of Payment, page 24

6.
Please clarify what you mean by "The Offerors reserve the right to permit the Offer to be accepted in a manner other than that set out in Section 3."

          The Offerors respectfully advise the Staff that the statement noted in the Staff's comment has been drafted in accordance with applicable Canadian securities law requirements and in a manner consistent with Canadian practice with respect to take-over bids. The Offerors hereby supplementally advise the Staff that the purpose for including such statement in the Agnico-Eagle Schedule TO is to provide the Offerors with the ability to accept for payment Cumberland Shares that are not tendered in exact accordance with the manner of acceptable procedures and instructions set forth in Section 3 of the Offer.

Conditions of the Offer, page 27

7.
We note that your offer is subject to a minimum tender condition. Please tell us how and when you expect to calculate the tender to determine whether or not the condition is triggered.

          The Offerors hereby supplementally advise the Staff that the Offerors will determine whether the Minimum Condition has been satisfied on the Expiry Date. The Offerors will determine whether the Minimum Condition has been satisfied by counting the number of Cumberland Shares tendered and not withdrawn at the time of such determination and dividing such number of shares by the number of issued and outstanding Cumberland Shares at such time, determined on a fully-diluted basis.

8.
Your statement that you may assert or waive the conditions to the offer "at any time or from time" to time appears to permit you to assert or waive the conditions following expiration. Please revise to clarify that all conditions will be satisfied or waived prior to expiration, in keeping with Rule 14e-1(c).

          The Offerors respectfully refer the Staff's attention to the lead-in sentence in Section 4 of the Offer — "Conditions of the Offer" (page 26 of the Offer and Circular), which states that the Offerors "shall have the right to withdraw or terminate the Offer..., and shall not be required to accept for payment, take up, purchase or pay for, or extend the period of time during which the Offer is open and postpone taking up and paying for, any Cumberland Shares deposited under the Offer, unless all of the following conditions are satisfied or waived by the Offerors at or prior to the Expiry Time" (emphasis added). A similar statement is made on the cover and on page 10 of the Offer and Circular. These statements make clear that unless each condition is satisfied or waived at or prior to the Expiry Time, the Offerors are not obligated to take up Cumberland Shares that have been deposited pursuant to the Offer.

Closing Comment

        On behalf of each of our clients, the Offerors, we hereby confirm to you the Offerors' acknowledgement of the following:

  •
  the Offerors are responsible for the adequacy and accuracy of the disclosure in their filings with the SEC;

  •
  Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

  •
  the Offerors may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

        If you have any questions regarding the contents of this letter, please do not hesitate to contact me at (212) 588-5540.

Very truly yours,

By:	/s/ GERALD D. SHEPHERD

Gerald D. Shepherd, Esq.

cc:	R. Gregory Laing, Esq. Agnico-Eagle Mines Limited 145 King Street East, Suite 500 Toronto, Ontario Canada M5C 2Y7
Patricia L. Olasker, Esq. Davies Ward Phillips & Vinberg LLP 1 First Canadian Place, 44th Floor Toronto, Ontario Canada M5X 1B1